Filed by Khosla Ventures Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co.

Commission File No. 001-40131

FOR IMMEDIATE RELEASE

Valo Health Announces the Acquisition of Courier Therapeutics

Expands capabilities of Valo’s proprietary Opal Computational Platform into protein therapeutics with potential to apply broadly across Valo’s prioritized focus areas

BOSTON, MA (July 27, 2021) — Valo Health, LLC (“Valo”), the technology company built to transform the drug discovery and development process using human-centric data and artificial intelligence driven compute, today announced its acquisition of Courier Therapeutics. A biotechnology company founded in 2015 by Dr. Alexander Krupnick and colleagues at Washington University in St. Louis and Mercury Fund, Courier developed a protein therapeutics platform that has the potential to make cancer immunotherapy safer and more efficacious than treatments currently available or in development. The Courier technology has potential applicability beyond cancer therapeutics, to autoimmune and inflammatory diseases. The transaction includes an upfront payment, milestones and other consideration.

“We are enthusiastic about Courier’s proprietary cell-targeting technology because we believe it positions Valo to create a new frontier in cancer-immunotherapies,” said David Berry, Valo CEO. “This acquisition provides Valo with a unique opportunity to expand our proprietary capabilities into protein therapeutics, thereby extending our modalities and our reach while enabling us to potentially pioneer precision immune modulation as a tool against important diseases such as cancer.”

Valo believes the acquired technology has the potential to dramatically advance the field of cancer-immunotherapy and immunotherapy more generally. The first application of its technology, OPL-0101 (previously known as CT-101), is a fusion protein agonist that specifically targets and stimulates both natural killer cells and CD8+ cytotoxic T cells. OPL-0101, currently in IND-enabling studies, has the potential to create powerful, directed immune-mediated activity against cancer cells by priming innate and adaptive immune systems to fight cancer while reducing systemic off-target effects and exhaustion. Valo believes that OPL-0101 is an immuno-oncology candidate with the potential for development in a range of indications including colon cancer, non-small cell lung cancer, renal cell carcinoma, and/or advanced melanoma with the further potential to pursue specific patient populations within each cancer.

“We are delighted that Valo recognizes the value of our immune targeting platform and our unique tumor-targeting candidate OPL-0101,” said Dr. John K. Westwick, CEO of Courier Therapeutics. I have full confidence that Valo’s unique capabilities and resources will bring Courier’s innovative therapies to patients as quickly as possible.”

In acquiring Courier and its technology, Valo will be expanding the reach of its proprietary Opal Computational Platform into protein therapeutics. Valo aims to use the Courier technology’s expanded capabilities to target cells that will elicit the correct biological response in select patients and therefore positively impact the treatment of diseases. The cell- targeting capabilities of the technology, while initially being applied to oncology in OPL-0101, has the potential to apply broadly across Valo’s prioritized three therapeutic areas of focus, namely cardiovascular-metabolic-renal, oncology, and neurodegenerative disease.

About Valo Health

Valo Health, LLC (“Valo”) is a technology company built to transform the drug discovery and development process using human-centric data and artificial intelligence driven computation. As a digitally native company, Valo aims to fully integrate human-centric data across the entire drug development life cycle into a single unified architecture, thereby accelerating the discovery and development of life-changing drugs while simultaneously reducing costs, time, and failure rates. The company’s Opal Computational Platform™ is an integrated set of capabilities designed to transform data into valuable insights that may accelerate discoveries and enable Valo to advance a robust pipeline of programs across cardiovascular metabolic renal, oncology, and neurodegenerative disease. Founded by Flagship Pioneering and headquartered in Boston, MA, Valo also has offices in Lexington, MA, San Francisco, CA, Princeton, NJ, and Branford, CT. To learn more, visit www.valohealth.com.

Media Contact

Jennifer Hanley, VP Corporate Communications

jhanley@valohealth.com

Investor Contact

Graeme Bell, CFO

gbell@valohealth.com

Additional Information and Where to Find It

This document relates to a proposed transaction between Valo and Khosla Ventures Acquisition Co. (“KVAC”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KVAC has filed a registration statement on Form S-4 with the SEC on July 1, 2021, which includes a document that serves as a prospectus and proxy statement of KVAC, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all KVAC shareholders. KVAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVAC through the website maintained by the SEC at www.sec.gov.

The documents filed by KVAC with the SEC also may be obtained free of charge at KVAC’s website at https://khoslaventuresacquisitionco.com/kvsa or upon written request to Secretary at Khosla Ventures Acquisition Co., 2128 Sand Hill Road, Menlo Park, California 94025.

Participants in Solicitation

KVAC and Valo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVAC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Valo and KVAC. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVAC’s securities, (ii) the risk that the transaction may not be completed by the business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by either party, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the adoption of the Agreement and Plan of Merger, dated as of June 9, 2021 (the “Merger Agreement”), by and among KVAC, Valo, Valo Health, Inc., a Delaware corporation and a direct wholly owned subsidiary of Valo and Killington Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of KVAC, by the shareholders of KVAC, the satisfaction of the minimum trust account amount following any redemptions by KVAC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Valo’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Valo, (ix) the outcome of any legal proceedings that may be instituted against Valo or against KVAC related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of

KVAC’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Valo operates, variations in operating performance across competitors, changes in laws and regulations affecting Valo’s business and changes in the combined capital structure, (xii) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive drug discovery and development industry, and (ix) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed above and other documents filed by KVAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Valo and KVAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Valo nor KVAC gives any assurance that either Valo or KVAC, or the combined company, will achieve its expectations.